Seward & Kissel LLP
901 K Street, N.W.
Suite 800
Washington, D.C.  20001
Telephone:  (202) 737-8833
Facsimile:  (202) 737-5184
www.sewkis.com

December 20, 2016

VIA EDGAR

Mr. Sonny Oh
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The AB Portfolios
Post-Effective Amendment No. 101
File Nos. 33-12988 and 811-05088

Dear Mr. Oh:
This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the above-referenced post-effective amendment to the registration statement filed on October 27, 2016, on Form N-1A for AB Wealth Appreciation Strategy, AB Balanced Wealth Strategy and AB Conservative Wealth Strategy (each a "Fund"), each a series of The AB Portfolios (the "Registrant"). You provided the Staff's comments to me by telephone on December 9, 2016.
The Staff's comments and our responses thereto are discussed below.  The changes referenced in the responses will be reflected in the annual update of the prospectus and statement of additional ("SAI") for the Funds (the "Annual Prospectus Update"), which will be filed via post-effective amendment for the Funds prior to December 30, 2016.
FACING SHEET
Comment 1:
Please ensure that the facing sheet of the Registrant's next post-effective amendment includes the following: (1) the approximate date of the proposed public offering and (2) the title of the securities being registered and appropriate related disclosure.

Response:
The facing sheet of the Registrant's next post-effective amendment will include the approximate date of the proposed public offering and the title of the securities being registered and appropriate related disclosure.  The Registrant notes that the facing sheet for the above-referenced post-effective amendment states that the approximate date of the public offering is the proposed effective date of December 30, 2016 for the filing, and that the post-effective amendment relates solely to Class A, Class B, Class C, Class R, Class K, Class I and Advisor Class shares of the Funds.

PROSPECTUS
Summary Information
Comment 2:	The reference to "Strategy" in the investment objective section of each Fund summary is not defined.
Response:
Each Fund has its own fund summary, and the reference to "Strategy" in the investment objective appears immediately below each full Fund name: AB Wealth Appreciation Strategy, AB Balanced Wealth Strategy and AB Conservative Wealth Strategy.  The Registrant believes that the reference to "Strategy" is clear and consistent with plain English requirements.  The prospectus has not been revised in response to this comment.

Comment 3:	The missing data in the operating expenses table in each Fund summary must be completed.
Response:	The missing data will be completed for the Annual Prospectus Update.

Comment 4:	The fee waiver in footnote (e) to the operating expenses table in each Fund summary reflects a December 31, 2016 expiration date. Please update as necessary.
Response:	Each fee waiver will be updated for the Annual Prospectus Update.

Comment 5:	Confirm supplementally that each contractual fee waiver may be terminated only by the Fund board.
Response:	The Registrant confirms that the contractual fee waiver may be terminated only by the Fund board.
Comment 6:
For each Fund, the section "Principal Strategies" contains abbreviated disclosure for principal strategies for the period up to January 26, 2017 ("Current Principal Strategies") and more lengthy and complete disclosure for new principal strategies to be effective on January 26, 2017 ("New Principal Strategies").  Review, and to the extent necessary, revise the second paragraph under "Principal Strategies" to ensure that the Current Principal Strategies are fully and clearly described.

Response:	The disclosure has been reviewed, and the prospectus has been revised in response to this comment.
Comment 7:	Review disclosures for the underlying Volatility Management Portfolio to ensure appropriate risks are disclosed.
Response:
The Registrant believes that the risks of each Fund's underlying investments are adequately reflected in its "Principal Risks" section and under "Description of Investment Practices of the Strategies and Underlying Portfolios."

Comment 8a:
As described in the Letter to the Investment Company Institute from Barry Miller dated July 30, 2010 (the "ICI Letter"), derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by a fund and specific as to the fund's intent.  Please ensure that the derivatives risk disclosure is consistent with the ICI Letter.

Response:	The Registrant believes that the current disclosure is consistent with the ICI Letter.
Comment 8b:	Please disclose the type of swaps in which the Funds may invest.
Response:	The Registrant discloses in the prospectus that the Funds may invest in interest rate swaps, credit default swaps, currency swaps, inflation swaps and total return swaps.

Comment
8(b)(i):
Regarding total return swaps, please acknowledge to the Staff that the Registrant is aware of the provisions on asset coverage discussed in Investment Company Act Release 10666 (April 18, 1979) ("Release 10666"), is familiar with the Concept Release relating to these issues (Investment Company Act Release 29776 (August 31, 2011) ("Release 29776")) and is aware that the SEC may issue further guidance on such transactions that could affect Fund operations.

Response:
The Registrant acknowledges that it is aware of the provisions on asset coverage discussed in Release 10666, is familiar with Release 29776 relating to these issues and is aware that further SEC guidance on total return swaps could affect the Fund operations.

Comment
8(b)(ii):
If a Fund invests in credit default swap agreements ("CDS"), or intends to write CDS, please confirm to the Staff that, in case of default, the Fund will cover the full notional value of the CDS it writes.

Response:	The Registrant covers its positions in accordance with the Investment Company Act of 1940, the rules thereunder and SEC and Staff interpretative guidance.
Comment 9:
The "Foreign (Non-U.S.) Risk" bullet under "Principal Risks" references risks related to investments in emerging market countries.  There should be corresponding discussion of such investments under "Principal Strategies."

Response:	The prospectus has been revised in response to this comment.
Comment 10:	Under "Principal Strategies" for AB Balanced Wealth Strategy, the reference to "high yield" should include disclosure indicating that high-yield securities are commonly referred to as "junk bonds."
Response:	The prospectus has been revised in response to this comment.
Comment 11:
For each of AB Balanced Wealth Strategy and AB Conservative Wealth Strategy, review for clarity the disclosure for inflation-protected securities under "Principal Strategies," in particular the identification of inflation-protected securities as a "Diversifier" along with certain "Underlying Portfolios" in the table listing investment components and target percentages.

Response:
The disclosure has been reviewed, and the Registrant believes that the disclosure is clear.  The Registrant notes that while inflation-protected securities are described as a "Diversifier" in the table, such investments are not described anywhere in the prospectus as an Underlying Portfolio, unlike the other Diversifiers, which are clearly identified as Underlying Portfolios in the disclosure below the table.

Description of Investment Practices of the Strategies and Underlying Portfolios
Comment 12:
Please revise the caption and the first paragraph of this section to clarify whether disclosure in this section discusses Principal and/or Non-Principal Strategies and Risks. In doing so, if Principal and Non-Principal Strategies and Risks are described, please delineate into two sections with Principal Strategies and/or Risks first. Note IM Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure ("IM Guidance Update 2014-08").

Response:
The Registrant has reviewed IM Guidance Update 2014-08. Each Fund's principal strategies and risks are identified in the Fund summary section of the prospectus. General Instruction C.3(a) to Form N-1A states that "Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus." This instruction permits a Fund to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. The Registrant believes that it has identified the principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.

Additional Risks and Other Considerations
Comment 13:
Please clarify under "Additional Risks and Other Considerations" whether disclosure in this section discusses Principal and/or Non-Principal Strategies and Risks. In doing so, if Principal and Non-Principal Strategies and Risks are described, please delineate into two sections with Principal Strategies and/or Risks first. Note IM Guidance Update No. 2014-08.

Response:	Please see response to Comment 12.
Investing In the Strategies
Comment 14:	Please describe what constitutes "proper form" under "How to Buy Shares."
Response:
The Registrant believes that the term "proper form" reflects plain English, is commonly used and well understood in the fund industry and that no further disclosure is necessary. The prospectus has not been revised in response to this comment.

Management of the Strategies
Comment 15:
Review the heading "Performance of Equity and Fixed-Income Investment Teams" and the disclosure thereunder to confirm compliance with SEC guidance regarding the use of related fund performance.  Cite the legal basis for including such disclosure.

Response:
The SEC staff has permitted funds, under certain conditions, to cite the performance of the investment adviser's other similarly managed accounts, provided that the performance data is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be in the prospectus.  See Nicholas-Applegate Mutual Funds, SEC No-Action Letter (Aug. 6, 1996) (allowing recently formed registrant to include performance information for the adviser's private accounts that had substantially similar objectives, policies and strategies) and Bramwell Growth Fund, SEC No-Action Letter (Aug. 7, 1996) (allowing prior performance of a fund's portfolio manager in managing another fund with substantially similar investment objectives, policies and strategies). The Registrant submits that the performance data for the Adviser's other accounts shown is not presented in a misleading manner, does not obscure or impede understanding of information that is required to be in the prospectus and is consistent with the Staff's no-action letters.  After reviewing the disclosure as requested, the Registrant, however, has revised the heading to clarify that the performance data in this section represents the performance of similarly managed accounts of the Funds' investment adviser.

SAI
Comment 16:
Please provide additional disclosure in the "Investment Restrictions" section relating to the Investment Company Act of 1940 and applicable laws that describes the limitations on Fund investments in greater detail.

Response:
The Registrant believes that the disclosure appropriately reflects its  fundamental and non-fundamental investment policies as approved by its Board of Trustees. The SAI has not been revised in response to this comment.

Comment 17:
Please reconcile references (and delete disclosure, as applicable) in the prospectus and SAI regarding the redemption of Fund shares for which share certificates have (or have not) been issued with the references stating that a Fund will not issue share certificates representing shares of the Fund.

Response:	While the Funds do not issue share certificates, some AB Funds have historically issued share certificates. Therefore, the SAI has not been revised in response to this comment.
Comment 18:
Please confirm that each Fund will provide information regarding control persons and principal holders of Fund securities (Item 18(a) of Form N-1A) and management's ownership of Fund securities (Item 18(c) of Form N-1A).

Response:	The Registrant confirms that it will provide such information in the SAI as part of the Annual Prospectus Update.
Comment 19:
Please revise the Proxy Voting Policy Statement attached as Appendix A to provide more details on the actual policies used by the Adviser in accordance with the requirements of Item 17(f) of Form N-1A.

Response:
Item 17(f) of Form N-1A requires that a fund "describe the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities . . . ." The item permits (but does not require) a fund to satisfy this requirement by including a copy of the policies and procedures themselves (Instruction 1 to Item 17(f)). The Registrant believes the description provided in the SAI meets the requirements of Item 17(f) of Form N-1A.

PART C
Comment 20:
Please delete or explain the inclusion of the "Notice" before the "Signatures" section stating that the obligations of or arising out of the Registration Statement are not binding upon any of the trustees, officers or shareholders individually.

Response:
The Funds are series of a Massachusetts business trust (the "Trust"), and the Fund's Declaration of Trust requires that this notice regarding liability be provided under certain circumstances.  The Funds' trustees and officers believe that such circumstances include the execution of the Trust's Registration Statement by them as trustees and officers of the Trust.

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If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely, /s/ Lancelot A. King Lancelot A. King
cc:          Emilie D. Wrapp, Esq.
Stephen J. Laffey, Esq.
Paul M. Miller, Esq.